Exhibit 99.3
Maguire Properties, Inc.
1733 Ocean Ave., Suite 400
Santa Monica, California  90401

January 17, 2008

Mr. Shant Koumriqian
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Re:           Amended and Restated Employment Terms

Dear Shant:

Effective as of January 17, 2008 (the “Effective Date”), this letter shall amend and restate in its entirety that certain employment letter agreement (the “Original Agreement”), dated July 27, 2004, between you and Maguire Properties, Inc. (the “REIT”) and Maguire Properties, L.P. (the “Operating Partnership” and together with the REIT, the “Company”).  From and after the Effective Date, you and the Company agree that the Company will employ you on the following terms:

1.   Position, Duties and Responsibilities.  You will be employed as the Senior Vice President, _______________ of the Company.  In the capacity of Senior Vice President, _____________________, you will have such duties and responsibilities as are normally associated with such position.  Your duties may be changed from time to time by the Company, consistent with your position.  You will report to the Chief Financial Officer of the Company, and will work at our principal offices located in Santa Monica, California (or the Company’s principal offices located in downtown Los Angeles or such other location in the Los Angeles area as the Company may determine), except for travel to other locations as may be necessary to fulfill your responsibilities.  At the Company’s request, you will serve the Company and/or its subsidiaries and affiliates in other offices and capacities in addition to the foregoing.  In the event that you serve in any one or more of such additional capacities, your compensation will not be increased beyond that specified in this letter.  In addition, in the event your service in one or more of such additional capacities is terminated, your compensation, as specified in this letter, will not be diminished or reduced in any manner as a result of such termination for so long as you otherwise remain employed under the terms of this letter.

2.   Base Compensation.  During your employment with the Company, the Company will pay you a base salary of $225,000 per year, less payroll deductions and all required withholdings, payable in accordance with the Company’s normal payroll practices and prorated for any partial month of employment.  Your base salary may be subject to adjustment pursuant to the Company’s policies as in effect from time to time.

           3.   Annual Bonus.  In addition to the base salary set forth above, you will be eligible to participate in the Company’s incentive bonus plan applicable to similarly situated employees of the Company.  The amount of your annual bonus will be based on the attainment of performance criteria established and evaluated by the Company in accordance with the terms of such bonus plan as in effect from time to time, provided that, subject to the terms of such bonus plan, your target annual bonus will initially be 50% of your annual base salary for such year, and your maximum annual bonus will initially be 100% of your annual base salary for such year.

4.   Restricted Stock Award.  Subject to approval by the Compensation Committee of the Board, the REIT shall, on or as soon as practicable after the Effective Date, grant you 17,644 shares of the REIT’s common stock (the “Restricted Stock”).  The Restricted Stock shall be granted to you under the Second Amended and Restated 2003 Incentive Award Plan of Maguire Properties, Inc., Maguire Properties Services, Inc. and Maguire Properties, L.P. (as amended to date, the “Incentive Plan”) at a purchase price of $0.01 per share.  Subject to your continued employment with the Company, the Restricted Stock shall vest in five equal annual installments on September 5, 2008, 2009, 2010, 2011 and 2012.  The terms and conditions of the Restricted Stock are set forth in a Restricted Stock Agreement, dated as of the Effective Date, between you and the REIT (the “Restricted Stock Agreement”).

5.   Additional Payment.  You and the Company acknowledge that the Company paid you a lump-sum cash payment of $15,000 in connection with your Original Agreement.

6.   Benefits and Vacation.  You will be eligible to participate in all incentive, savings and retirement plans, practices, policies and programs maintained or sponsored by the Company from time to time which are applicable to other similarly situated employees of the Company, subject to the terms and conditions thereof.  You will also be eligible for standard benefits, such as medical insurance, sick leave, vacations and holidays to the extent applicable generally to other similarly situated employees of the Company.

7.   Compensation Gross-Up.  The amount of compensation payable to you pursuant to Sections 2, 3, 4 and 5 above will be “grossed up” as necessary (on an after-tax basis) to compensate for any additional social security withholding taxes due as a result of your shared employment by the Operating Partnership, the REIT and, if applicable, any subsidiary and/or affiliate thereof.  If any amounts become payable to you pursuant to this Section 7, then such amounts shall be paid to you promptly following your remittance of such taxes to the appropriate taxing authority, but in no event later than the end of the calendar year following that in which you make any such remittance.

8.   Confidential and Proprietary Information.  As a condition of your employment with the Company, you agree that during the term of such employment and any time thereafter, you will not directly or indirectly disclose or appropriate to your own use, or the use of any third party, any trade secret or confidential information concerning the REIT, the Operating Partnership, Maguire Services, Inc., a Maryland corporation, their respective subsidiaries or affiliates (collectively, the “Maguire Group”) or their businesses, whether or not developed by you, except as it is required in connection with your services rendered for the Company.  You further agree that, upon termination of your employment, you will not receive or remove from the files or offices of the Maguire Group any originals or copies of documents or other materials maintained in the ordinary course of business of the Maguire Group, and that you will return any such documents or materials otherwise in your possession.  You further agree that, upon termination of your employment, you will maintain in strict confidence the projects in which any member of the Maguire Group is involved or contemplating.  You hereby acknowledge that irreparable injury will result to the Company in the event of a breach by you of your obligations under this Section 8 or Section 9 below, that monetary damages for such breach would not be readily calculable, and that the Company would not have an adequate remedy at law therefor.  You further acknowledge, consent and agree that in the event of such breach, or the threat thereof, the Company shall be entitled, in addition to any other legal remedies and damages available, to specific performance thereof and to temporary and permanent injunctive relief (without the necessity of posting a bond) to restrain the violation or threatened violation of such obligations by you.

9.   Non-Solicitation.  You further agree that during the term of such employment and for six months after your employment is terminated, you will not directly or indirectly solicit, induce, or encourage any employee, consultant, agent, customer, vendor, or other parties doing business with any member of the Maguire Group to terminate their employment, agency, or other relationship with the Maguire Group or such member or to render services for or transfer their business from the Maguire Group or such member and you will not initiate discussion with any such person for any such purpose or authorize or knowingly cooperate with the taking of any such actions by any other individual or entity.

10.   At-Will Employment.  Your employment with the Company is “at-will,” and either you or the Company may terminate your employment for any reason whatsoever (or for no reason) by giving 30 days prior written notice of such termination to the other party.  This at-will employment relationship cannot be changed except in a writing signed by you and an authorized representative of the Company.

11.   Non-Cause Termination.

(a)           Severance Payment.  In the event that you incur a “separation from service” (within the meaning of Section 409A(a)(2)(A)(i) of the Internal Revenue Code of 1986, as amended (the “Code”), and Treasury Regulation Section 1.409A-1(h)) (“Separation from Service”) by the Company without cause, then, in addition to any other amounts payable to you through the date of such Separation from Service (the “Termination Date”), subject to Section 11(b) below and your execution and non-revocation of a general release of claims in a form prescribed by the Company, the Company will pay you severance payments in the form of (x) continuation of your base salary (at the rate in effect immediately prior to your Separation from Service) for a period of twelve months following your Separation from Service, payable in regular installments in accordance with the Company’s payroll practices and less appropriate payroll deductions, and (y) 50% of your target annual bonus (assuming that you had remained employed) for the year in which the termination of employment occurs; provided, however, that in no event shall you or your estate or beneficiaries be entitled to any such payments hereunder upon any termination of your employment by reason of your total and permanent disability or your death.  For purposes of this letter, “cause” shall mean

(i)           your willful and continued failure to substantially perform your duties with the Company (other than any such failure resulting from your incapacity due to physical or mental illness), after a written demand for substantial performance is delivered to you by the Company, which demand specifically identifies the manner in which the Company believes that you have not substantially performed your duties;

(ii)           your willful commission of an act of fraud or dishonesty resulting in economic or financial injury to the Company or its subsidiaries or affiliates;

(iii)           your conviction of, or entry by you of a guilty or no contest plea to, the commission of a felony or a crime involving moral turpitude;

(iv)           a willful breach by you of your fiduciary duty to the Company which results in economic or other injury to the Company or its subsidiaries or affiliates; or

(v)           your willful and material breach of your covenants set forth in Section 8 or 9 above.

For purposes of this provision, no act or failure to act on your part will be considered “willful” unless it is done, or omitted to be done, by you in bad faith or without reasonable belief that your action or omission was in the best interests of the Company.

Your right to receive the severance payments set forth herein is conditioned on and subject to your execution and non-revocation of a general release of claims against the Maguire Group, in a form reasonably acceptable to the Company.

(b)           Six Month Delay.  Notwithstanding anything to the contrary in this letter, no compensation or benefits, including without limitation any severance payments or benefits payable under this Section 11, shall be paid to you during the 6-month period following your Separation from Service if you are a “specified employee” of the Company immediately prior to such Separation from Service (as determined by the Company in accordance with Section 409A of the Code) and the Company determines that paying such amounts at the time or times indicated in this letter would cause you to incur additional taxes under Section 409A of the Code.  If the payment of any such amounts is delayed as a result of the previous sentence, then on the first day following the end of such 6-month period, the Company shall pay you a lump-sum amount equal to the cumulative amount that would have otherwise been payable to you during such 6-month period.

12.   Company Rules and Regulations.  As an employee of the Company, you agree to abide by Company rules and regulations as set forth in the Company’s Employee Handbook or as otherwise promulgated.

           13.   Payment of Financial Obligations.  The payment or provision to you by the Company of any remuneration, benefits or other financial obligations pursuant to this letter will be allocated to the Operating Partnership, the REIT and, if applicable, any subsidiary and/or affiliate thereof in accordance with the Employee Sharing and Expense Allocation Agreement, by and between the REIT, the Operating Partnership, and Maguire Services, Inc., as in effect from time to time.

14.   Arbitration.  Except as set forth in Section 8 above, any disagreement, dispute, controversy or claim arising out of or relating to this letter or the interpretation of this letter or any arrangements relating to this letter or contemplated in this letter or the breach, termination or invalidity thereof shall be settled by final and binding arbitration administered by JAMS/Endispute in Los Angeles, California in accordance with the then existing JAMS/Endispute Arbitration Rules and Procedures for Employment Disputes.  In the event of such an arbitration proceeding, you and the Company shall select a mutually acceptable neutral arbitrator from among the JAMS/Endispute panel of arbitrators.  In the event you and the Company cannot agree on an arbitrator, the Administrator of JAMS/Endispute will appoint an arbitrator.  Neither you nor the Company nor the arbitrator shall disclose the existence, content, or results of any arbitration hereunder without the prior written consent of all parties.  Except as provided herein, the Federal Arbitration Act shall govern the interpretation, enforcement and all proceedings.  The arbitrator shall apply the substantive law (and the law of remedies, if applicable) of the state of California, or federal law, or both, as applicable, and the arbitrator is without jurisdiction to apply any different substantive law.  The arbitrator shall have the authority to entertain a motion to dismiss and/or a motion for summary judgment by any party and shall apply the standards governing such motions under the Federal Rules of Civil Procedure.  The arbitrator shall render an award and a written, reasoned opinion in support thereof.  Judgment upon the award may be entered in any court having jurisdiction thereof.

15.   Withholding.  The Company may withhold from any amounts payable under this letter such federal, state, local or foreign taxes as shall be required to be withheld pursuant to any applicable law or regulation.

16.   Entire Agreement.  As of the Effective Date, this letter and the employment terms set forth herein, together with the Restricted Stock Agreement, comprise the final, complete and exclusive agreement between you and the Company with respect to the subject matter hereof and replace and supersede any and all other agreements, offers or promises, whether oral or written, made to you by any member of the Maguire Group, including without limitation, the Original Agreement.  You agree that any such agreement, offer or promise between you and any member of the Maguire Group (or any representative thereof), including without limitation, the Original Agreement, is hereby terminated and will be of no further force or effect, and you acknowledge and agree that upon your execution of this letter, you will have no right or interest in or with respect to any such agreement, offer or promise.

16.   Proof of Right to Work.  As required by law, this offer of employment is subject to satisfactory proof of your right to work in the United States.

           17.   Internal Revenue Code Section 409A. The compensation and benefits payable under this letter are not intended to constitute “nonqualified deferred compensation” within the meaning of Section 409A of the Code (together with Department of Treasury regulations issued thereunder, “Section 409A”), while other compensation and benefits payable under this letter are not intended to constitute “nonqualified deferred compensation.”  If the Company determines that any compensation or benefits payable under this letter may be or become subject to the application of taxes under Section 409A, the Company may in its sole discretion adopt such amendments to this letter or adopt other policies and procedures (including amendments, policies and procedures with retroactive effect), or take such other actions, as the Company determines necessary or appropriate to (i) exempt such compensation and benefits from Section 409A and/or preserve the intended tax treatment of such compensation and benefits, or (ii) comply with the requirements of Section 409A.

[SIGNATURE PAGE FOLLOWS]

Please confirm your agreement to the foregoing by signing and dating the enclosed duplicate original of this letter in the space provided below for your signature and returning it to Martin A. Griffiths.  Please retain one fully-executed original for your files.

Sincerely,

Maguire Properties, Inc.,
a Maryland corporation

By:	/s/ MARTIN A. GRIFFITHS
Name:	Martin A. Griffiths
Title:	Executive Vice President & CFO

Maguire Properties, L.P.,
a Maryland limited partnership

By:	Maguire Properties, Inc.
Its:	General Partner

By:	/s/ MARTIN A. GRIFFITHS
Name:	Martin A. Griffiths
Title:	Executive Vice President & CFO
Accepted and Agreed,
This 17th day of January, 2008.

By:	/s/ SHANT KOUMRIQIAN
Shant Koumriqian